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                                                                    EXHIBIT 99.6

                                [CSB LETTERHEAD]
                                October   , 1997

Dear Carolina State Bank Shareholder:


     You are cordially invited to attend a Special Meeting of Shareholders of Carolina State Bank ("CSB"), which will be held on December 10, 1997, at 6:00 p.m., local time, at the main office of CSB, located at 316 South Lafayette Street, in Shelby, North Carolina. At this Special Meeting, you will be asked to consider and vote upon a proposal to approve an Agreement and Plan of Merger (the "Agreement") pursuant to which CSB will merge with and into a wholly owned subsidiary of First Charter Corporation ("First Charter"), and each share of your CSB common stock will be converted in a tax-free exchange into 1.023 shares of First Charter common stock.



     The proposed merger has been approved by the Board of Directors of each company. Your Board of Directors believes that the merger provides enhanced opportunities to maximize the individual and collective strengths of the two companies in serving the interests of their shareholders, customers, employees and communities. Your Board has determined that the merger is in the best interests of CSB and its shareholders and recommends that you vote FOR approval of the Agreement. The investment banking firm of Carson Medlin Company has advised your Board of Directors that, in its opinion, as of October 24, 1997, the exchange ratio of 1.023 shares of First Charter common stock for each share of CSB common stock is fair to you from a financial point of view.


     Consummation of the merger is subject to certain conditions, including the approval of the Agreement by First Charter's and CSB's shareholders and the approval of the merger by certain regulatory agencies.

     Specific information regarding the Special Meeting and the Agreement is enclosed in the formal Notice of Special Meeting and Joint Proxy
Statement-Prospectus. Please read these materials carefully.

     IT IS VERY IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE SPECIAL MEETING, WHETHER OR NOT YOU PLAN TO ATTEND IN PERSON. THE AFFIRMATIVE VOTE OF TWO-THIRDS OF ALL OF THE OUTSTANDING SHARES OF CSB COMMON STOCK IS REQUIRED TO APPROVE THE AGREEMENT. THUS, A FAILURE TO VOTE WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE AGREEMENT. THEREFORE, I URGE YOU TO EXECUTE, DATE AND RETURN THE ENCLOSED PROXY APPOINTMENT CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE AS SOON AS POSSIBLE TO ASSURE THAT YOUR SHARES WILL BE VOTED AT THE SPECIAL MEETING. YOU SHOULD NOT SEND IN CERTIFICATES FOR YOUR CSB SHARES AT THIS TIME.

     On behalf of the Board of Directors, I thank you for your support and urge you to vote FOR approval of the Agreement.

                                         Sincerely,

                                         JOHN J. GODBOLD, JR.
                                         PRESIDENT AND CHIEF EXECUTIVE OFFICER
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